N E W S R E L E A S E

November 15, 2005

PROBE RESULTS FROM NEVSUN’S DIAMOND EXPLORATION PROGRAM IN MALI

Nevsun Resources Ltd (NSU-TSX and AMEX) (“The Company”) is pleased to report the initial probe results of indicator minerals from its diamond exploration program in the Kéniéba area of western Mali.  The probe analysis was completed by Minerals Services Canada Inc. and Lee Barker, P. Eng., P. Geol., reviewed the results.  The company first reported results from its diamond exploration program on July 13, 2005.  Please refer to this press release for the initial results and the history of diamonds in the local area.

The 175 square kilometers diamond license area surrounds and includes Nevsun’s Tabakoto and Segala gold mining licenses.  The Company is currently in the final stages of construction of the Tabakoto Gold Mine with gold production scheduled for December of 2005.

PROBE RESULTS

The 541 kimberlite and loam samples from shallow pits excavated on selected targets were processed by Mineral Services Canada Inc. for major element mineral analysis of kimberlite indicator minerals. This has provided a geochemical assessment of the diamond potential of the various kimberlite bodies discovered to date and will assist in defining priorities for follow up testing. Nevsun now has the most comprehensive kimberlite indicator database for the area.

Two of the target areas appear to have sufficient potential to host diamonds.  It is recommended that they be drilled to obtain fresh samples of kimberlite.  Eight further areas are recommended for additional work in order to obtain a more representative sample for processing and analysis. The sampling program has shown that there are likely many undiscovered kimberlite pipes of varying ages and mineral chemistry still to be found on the property.

The samples that contained significant numbers of garnets included G10 garnets indicating areas of high-interest and conducive to the presence of diamonds. The composition of the ilmenites recovered would indicate that a moderate amount of resorption could be expected. The alluvial diamonds found to date on the property would seem to verify this observation. The ilmenite compositions further indicate there may have been multiple phases or multiple intrusions of the kimberlites which could also be favorable for diamond presence and preservation.

In summary, the proven kimberlite occurrences will need to be drill tested to determine their size and nature and evaluated for diamond content and distribution.  Additional work in the form of geophysical surveys, pitting and drilling is warranted for many other targets identified to date on the property. Future programs also need to establish a reliable mantle geotherm in order to more accurately interpret future data.

Nevsun would consider a knowledgeable partner to advance this exciting diamond exploration property. With the present infrastructure in place the economic parameters associated with advancing the project and any production from any economically viable kimberlites will be significantly different than those associated with a stand alone mining operation.

As part of the ongoing diamond exploration program at Kéniéba, the Company has engaged a group of experienced consultants, including A. Lee Barker, P. Eng., P. Geol., to oversee its work programs and to plan its exploration strategy in the Kéniéba area. Mr. Barker has a proven record of successful international diamond exploration experience and is a Qualified Person under National Instrument 43-101.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could case such differences include:  changes in world commodities markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding the diamond potential of further exploration targets. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-31.doc	For further information, Contact: Judy Baker (604) 623-4704 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com